

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Via E-Mail
Mr. William J. Clifford
Senior Vice President Finance and Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re:** **Penn National Gaming, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 000-24206**

Dear Mr. Clifford:

We have reviewed your response letter dated July 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 35

Critical Accounting Estimates, page 43

Goodwill and Intangible Assets, page 44

1) We note your response to our prior comment one. In future filings please disclose management's rationale for each adjustment to net income to arrive at Adjusted EBITDA including a discussion of how each adjustment enhances investors understanding of the company's performance. Please include an example of your intended disclosure in your response.

2) We note your response to our prior comment two. We remain unclear how you determined that the fair value of the Argosy Casino Sioux City reporting unit should be partially based on the expectation of future cash flows associated with obtaining a license to operate the Woodbury County Casino. Please address the following related to your impairment analysis:

- Please explain to us whether you planned to close the Argosy Casino Sioux City if you were awarded the license to operate a land-based casino and clarify for us how this scenario was factored into your impairment analysis.
- Please provide us with a summary of the significant assumptions, including the assumed holding period, used in your impairment analysis.
- Tell us the date the company was made aware that the existing riverboat facility would continue to operate only through the construction period for the new land – based casino.
- Please provide us with an itemized list of the intangible and tangible assets related to the Argosy Casino Sioux City.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 67

3) We will continue to monitor your filings for your amended form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

                     Sincerely,

                     /s/ Robert F. Telewicz Jr.

                     Robert F. Telewicz Jr.
                     Senior Staff Accountant